UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons GCI Liberty, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,223,989 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,223,989 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,989 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.3% (1),(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 642,850 shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer”), pledged as collateral to secure the obligations of an indirect, wholly-owned subsidiary of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation, under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada.

(2) Based on 12,243,752 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the period ended December 31, 2017, filed by the Issuer with the Securities and Exchange Commission on February 26, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

GCI LIBERTY, INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

Item 1.  Security and Issuer

GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Reporting Person” or “GCI Liberty”), is filing this Statement on Schedule 13D (this “Statement”) with respect to its beneficial ownership of the common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).

The Issuer’s principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28227.

Item 2.  Identity and Background

(a) - (c)

This Statement is filed by GCI Liberty, whose principal business is operating and owning interests in a broad range of communications businesses. The business address and principal office of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership of 3,223,989 shares of Common Stock on March 9, 2018 at the Contribution Effective Time (as defined below) in the Contribution (as defined below), as further described in Item 3 of this Statement.

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

Neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As set forth below, Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive

(“LI LLC”), and GCI Liberty, completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”).

Contribution

At 8:00 a.m., New York City time, on March 9, 2018 (the “Contribution Effective Time”), in accordance with the terms of the Reorganization Agreement, Liberty Interactive and LI LLC contributed (the “Contribution”) to GCI Liberty 3,223,989 shares of Common Stock, which shares constituted Liberty Interactive’s entire equity interest in the Issuer.  In connection with such contribution, Liberty Interactive and/or LI LLC assigned all of its rights, and GCI Liberty assumed all of the obligations under, the following: (i) the Spinco Agreement, dated as of May 13, 2008 (“Original Spinco Agreement”), by and among Liberty Interactive, IAC/InterActive Corp, a Delaware corporation (“IAC”), Barry Diller (“Mr. Diller”), and the other Liberty Parties (as defined therein) party thereto, as assigned pursuant to the Spinco Assignment and Assumption Agreement (Tree.com), dated as of August 20, 2008 (the “TREE Assignment”, and together with the Original Spinco Agreement, the “Spinco Agreement”), by and among IAC, TREE, Liberty Interactive and Liberty USA Holdings, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Liberty Interactive (“Liberty USA”), as further assigned pursuant to the Assignment and Assumption Agreement, dated as of November 2, 2017 (the “GCI Liberty Assignment”), by and among GCI Liberty, Liberty Interactive, Liberty USA, Ventures Holdco, LLC, a Delaware limited liability company and now an wholly-owned subsidiary of GCI Liberty (“Ventures Holdco”) and TREE (together, the “Assigned Spinco Agreement”), (ii) that certain Registration Rights Agreement, dated as of August 20, 2008 (the “Registration Rights Agreement”), by and among Liberty Interactive, the Liberty Parties, and TREE, as assigned pursuant to the GCI Liberty Assignment (the Registration Rights Agreement, as so assigned, the “Assigned Registration Rights Agreement”) and (iii) the Base Confirmation, dated as of June 6, 2017 (the “Base Confirmation”), from RBC Capital Markets, LLC, as agent for Royal Bank of Canada (“RBC”), to Ventures Holdco, confirming the terms and conditions of a share forward transaction, as supplemented by the Supplemental Confirmation, between RBC and Ventures Holdco, dated as of June 6, 2017, and the related letter agreement, dated as of February 22, 2018, by and among RBC Capital Markets, LLC, as agent for RBC, RBC Capital Markets, LLC, as securities intermediary for RBC, and Ventures Holdco.  The contribution of shares of Common Stock and the assignment and assumption referred to above were made in connection with the contribution to GCI Liberty of certain assets and liabilities of Liberty Interactive’s Liberty Ventures Group in exchange for shares of common stock of GCI Liberty.   Such shares of GCI Liberty common stock received by Liberty Interactive were then distributed to holders of Liberty Ventures common stock in redemption of such shares of Liberty Ventures common stock, as described below.

Split-Off

At 4:01 p.m., New York City time, on March 9, 2018, Liberty Interactive redeemed (a) each outstanding share of its Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GCI Liberty’s Class A common stock, no par value, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”), for one share of GCI Liberty’s Class B common stock, no par value, with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty was split-off (the “Split-Off”) from Liberty Interactive.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Current Report on Form 8-K, filed by Liberty Interactive with the SEC on March 15, 2018 (File No. 001-33982).

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 4.  Purpose of Transaction

The Reporting Person acquired its shares of Common Stock in connection with the transactions contemplated by the Reorganization Agreement.

The Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of the Schedule 1 Persons have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D with respect to the Issuer.

The Reporting Person holds such shares of Common Stock for investment purposes.   Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of its holdings of shares of Common Stock. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 3,223,989 shares of Common Stock, which represents approximately 26.3% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage interest is based on 12,243,752 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the yearly period ended December 31, 2017, filed by the Issuer with the SEC on February 26, 2018.

(b)  The Reporting Person has the sole power to vote and to dispose of, or to direct the voting or disposition of all of the shares of Common Stock beneficially owned by it, subject, however, to the pledge of 642,850 shares of Common Stock under an agreement confirming the terms and conditions of a share forward transaction with RBC, as reported below.

(c) Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Assigned Spinco Agreement and Assigned Registration Rights Agreement

On May 13, 2008, in connection with the settlement of litigation relating to the proposed spin-offs by IAC, to its stockholders of TREE, Interval Leisure Group, Inc., HSN, Inc. and Ticketmaster (the “IAC spin-off”), Liberty Interactive and certain of its affiliates entered into the Original Spinco Agreement with IAC and, for limited purposes, Mr. Diller.  On August 20, 2008, Liberty Interactive and Liberty USA, a wholly-owned subsidiary of Liberty Interactive that held all of the shares of IAC common stock and IAC Class B common stock beneficially owned by Liberty Interactive, entered into the TREE Assignment, pursuant to which IAC assigned and TREE assumed from IAC all of IAC’s rights and obligations under the Original Spinco Agreement that provide for certain post-spin-off arrangements relating to TREE.  In addition, on August 20, 2008, as required by the Original Spinco Agreement, Liberty Interactive entered into the Registration Rights Agreement with TREE.

On November 2, 2017, Liberty Interactive, GCI Liberty, Liberty USA, Ventures Holdco, and TREE entered into the GCI Liberty Assignment, pursuant to which Liberty Interactive, immediately prior to the effective time of the Split-Off, assigned, and GCI Liberty assumed, Liberty Interactive’s rights, benefits and obligations under the Spinco Agreement and the Registration Rights Agreement.  The GCI Liberty Assignment was entered into in connection with the proposed contribution of all of the shares of Common Stock beneficially owned by Liberty Interactive and the Forward Transaction (as defined below) to GCI Liberty in connection with the transactions contemplated by the Reorganization Agreement.  The GCI Liberty Assignment was approved by a majority of the “Qualified Directors” (as that term is defined in the Spinco Agreement) of TREE.

Assigned Spinco Agreement

Representation of GCI Liberty on the Boards of Directors of TREE

The Assigned Spinco Agreement provides that so long as GCI Liberty beneficially owns securities of TREE representing at least 20% of the total voting power of TREE’s equity securities, GCI Liberty has the right to nominate up to 20% of the directors serving on the board of directors of TREE (the “TREE Board”) (rounded up to the nearest whole number). Any director nominated by GCI Liberty must be reasonably acceptable to a majority of the directors on TREE Board who were not nominated by GCI Liberty.  The GCI Liberty Assignment provides that the current Liberty Interactive designees will continue as designees of GCI Liberty until changed by GCI Liberty. TREE will cause each director that GCI Liberty nominates to be included in the slate of nominees recommended by the TREE Board to TREE stockholders for election as directors at each annual meeting of TREE stockholders and TREE will use commercially reasonable efforts to cause the election of each such GCI Liberty designee, including soliciting proxies in favor of the election of such designees.  GCI Liberty has the right to designate a replacement director to the TREE Board in order to fill any vacancy of a director previously designated by GCI Liberty on or after the Split-Off Effective Time or Liberty Interactive prior to the Split-Off Effective Time.

All but one of GCI Liberty’s nominees serving on the TREE Board must qualify as “independent” under applicable stock exchange rules.  In addition, the Nominating and/or Governance Committee of the TREE Board may include only “Qualified Directors”.  A Qualified Director is a director, other than a director who (i) was nominated by GCI Liberty on or after the Split-Off Effective Time or Liberty Interactive prior to the Split-Off Effective Time, (ii) is an officer or employee of TREE or (iii) with respect to any person becoming a director following the IAC spin-off, was not nominated by the Nominating and/or Governance Committee in their initial election to the TREE Board and for whose election GCI Liberty on or after the Split-Off Effective Time or Liberty Interactive prior to the Split-Off Effective Time voted shares.

Acquisition Restrictions

Pursuant to the Assigned Spinco Agreement, GCI Liberty will not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of TREE) beneficial ownership of any equity securities of TREE unless:

• after giving effect to such acquisition, GCI Liberty’s voting power in respect of TREE would not exceed the Applicable Percentage (as defined below);

• the acquisition was approved in advance by a majority of the Qualified Directors; or

• the acquisition is permitted under the provisions described in “—Competing Offers” below.

The Applicable Percentage initially was Liberty Interactive’s voting power in the Issuer upon the IAC spin-off, plus 5%, but in no event more than 35%.  The Applicable Percentage will be reduced for specified transfers of equity securities of TREE by GCI Liberty on or after the Split-Off Effective Time. The Applicable Percentage is currently 35%.

Transfer Restrictions

Pursuant to the Assigned Spinco Agreement, unless a majority of the Qualified Directors consent, GCI Liberty cannot transfer any equity securities of TREE to any person except for certain transfers, including:

• transfers to TREE or a subsidiary of TREE;

• transfers under Rule 144 under the Securities Act of 1933, as amended (or, if Rule 144 is not applicable, in “broker transactions”);

• transfers to affiliates of GCI Liberty that agree in writing to be bound by the terms of the Assigned Spinco Agreement;

• transfers pursuant to a third party tender or exchange offer for equity securities of TREE or in connection with any merger or other business combination involving TREE, which merger or business combination has been approved by TREE;

• transfers made in a public offering in a manner designed to result in a wide distribution; provided that no such transfer is made, to the knowledge of GCI Liberty, to any person whose ownership percentage (based on voting power) of TREE’s equity securities, after giving effect to the transfer, would exceed 15%;

• a transfer of all of the equity securities of TREE beneficially owned by GCI Liberty and its affiliates in a single transaction if the transferee’s voting power of TREE, after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of GCI Liberty under the Assigned Spinco Agreement relating to TREE;

• indirect transfers in connection with changes in the beneficial ownership of GCI Liberty or any of its affiliates that hold equity securities of TREE or a distribution of the equity interests of GCI Liberty or any of its affiliates or certain similar events; and

• specified transfers relating to certain hedging transactions or stock lending transactions in respect of the GCI Liberty equity securities in TREE, subject to specified restrictions.

Competing Offers

For so long as GCI Liberty has the right to nominate directors to the TREE Board, if the TREE Board determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a bidder), GCI Liberty has certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that TREE is negotiating with a single bidder, the TREE Board must consider any offer for a transaction made in good faith by GCI Liberty but is not obligated to accept any such offer or to enter into negotiations with GCI Liberty.

If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of TREE other than pursuant to an agreement with TREE or (y) publicly discloses that its voting power exceeds 20% (or 30% with respect to the Lebda Group (as defined below) as explained below) and the TREE Board fails to take certain actions to block such third party from acquiring voting power of TREE exceeding the Applicable Percentage, then GCI Liberty will be relieved of its obligations described under “—Acquisition Restrictions” above to the extent reasonably necessary to permit GCI Liberty to commence and consummate a competing offer. If GCI Liberty’s voting power as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Assigned Spinco Agreement will be terminated, and, following the date that GCI Liberty’s voting power exceeds 50%, the obligations described under “—Acquisition Restrictions” above will be terminated.

Lebda Group

In the event that the group composed of Douglas R. Lebda, the Chairman and Chief Executive Officer of TREE, his immediate family members that acquire securities directly or indirectly from Mr. Lebda, his estate and certain family-controlled entities (collectively, the “Lebda Group”) disclose ownership of TREE common stock exceeding 30% (calculated on the basis of outstanding shares held by the Lebda Group and not including securities that the Lebda Group may acquire upon the conversion, exercise, redemption or exchange of warrants, options or other convertible securities) and the TREE Board does not within 10 business days of such announcement take certain defensive actions, GCI Liberty and its affiliates will be relieved of certain standstill obligations to the extent reasonably necessary to permit GCI Liberty to commence and consummate an offer to acquire all of the outstanding equity securities of TREE.  The foregoing exception with respect to the Lebda Group is not applicable to the extent that it is publicly disclosed that any member of the Lebda Group has formed or become a member of a “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended) with any person not a member of the Lebda Group.  In such case, such ownership level necessary to permit GCI Liberty to take such acts with respect to an offer will be reinstated at the 20% ownership level.

This summary of the Assigned Spinco Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of such the Original Spinco Agreement, the TREE Assignment and the GCI Liberty Assignment, which are filed as Exhibits 7(b), 7(c), and 7(e) to this Statement, respectively.

Assigned Registration Rights Agreement

Pursuant to the Assigned Registration Rights Agreement, GCI Liberty and its permitted transferees (the “Holders”) are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock acquired by GCI Liberty consistent with the Assigned Spinco Agreement (collectively, the “Registrable Shares”). The Holders are permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares. TREE is obligated to indemnify the Holders, and each selling Holder is obligated to indemnify TREE, against specified liabilities in connection with misstatements or omissions in any registration statement.

This summary of the Assigned Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of such the Registration Rights Agreement and the GCI Liberty Assignment, which are filed as Exhibits 7(d) and 7(e) to this Statement, respectively.

Share Forward Transaction

On June 6, 2017, Ventures Holdco entered into an agreement confirming the terms and conditions of a share forward transaction (the “Forward Transaction”) with RBC.  The Forward Transaction covers 642,850 shares of Common Stock.

The Forward Transaction consists of 20 components, with 19 components relating to 32,143 shares and the 20th component relating to 32,133 shares (as to each component, the “Number of Shares”).  The settlement price for each component is determined over 20 consecutive trading days (each, a “valuation date”), beginning on May 17, 2019.  The Forward Transaction provides for cash settlement, with the settlement price for a component being based upon the difference between the volume average weighted price per share of Common Stock on the valuation date for that component (the “relevant price”) and the forward cap price of $211.6680 and the forward floor price of $128.0250 under the Forward Transaction.  If the relevant price for a component: (i) is more than the forward cap price, then Ventures Holdco will pay to RBC a cash settlement amount equal to the difference between the relevant price and the forward cap price times the Number of Shares; (ii) is less than the forward floor price, then RBC will pay to Ventures Holdco a cash settlement amount equal to the difference between the relevant price and the forward floor price times the Number of Shares; and (iii) is equal to or greater than the forward floor price, but is less than or equal to the forward cap price, no amount will be payable by either Ventures Holdco or RBC.  If Ventures Holdco is obligated to pay a cash settlement amount to RBC, Ventures Holdco may, subject to RBC’s consent, elect physical settlement.

Ventures Holdco has pledged 642,850 shares of Common Stock to secure its obligations to RBC under the Forward Transaction.  Absent an event of default, GCI Liberty will maintain the right to vote those shares and receive dividends for the term of the Forward Transaction.

Item 7.         Material to be Filed as Exhibits

7(a)	Assistant Secretary’s Certificate of GCI Liberty, Inc.*

7(b)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).*

7(c)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).*

7(d)

Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).*

7(e)

Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc. (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to LendingTree, Inc., filed with the SEC on November 3, 2017).*

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018		GCI LIBERTY, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Assistant Secretary’s Certificate of GCI Liberty, Inc.*

7(b)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).*

7(c)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).*

7(d)

Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).*

7(e)

Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc. (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to LendingTree, Inc., filed with the SEC on November 3, 2017).*

*Filed herewith.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

GCI LIBERTY, INC.

The name and present principal occupation of each director and executive officer of GCI Liberty, Inc. (“GCI Liberty”) are set forth below. The business address for each person listed below is c/o GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of GCI Liberty, all executive officers and directors listed are United States citizens.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of GCI Liberty
Gregory B. Maffei	President and Chief Executive Officer of GCI Liberty; Director of GCI Liberty
Ronald A. Duncan	Director of GCI Liberty
Gregg L. Engles	Director of GCI Liberty
Donne F. Fisher	Director of GCI Liberty
Richard R. Green	Director of GCI Liberty
Sue Ann Hamilton	Director of GCI Liberty
Richard N. Baer	Chief Legal Officer of GCI Liberty
Mark D. Carleton	Chief Financial Officer and Treasurer of GCI Liberty
Albert E. Rosenthaler	Chief Corporate Development Officer of GCI Liberty